VEON Pays Back Outstanding Balance and Cancels its Revolving Credit Facility Amsterdam, 28 March 2024, 09.30 CET – VEON Ltd. (Nasdaq: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services (the “Company”), announces that it has repaid in full the outstanding balance of USD 805 million (principal, excluding accrued interest) under its revolving credit facility (“RCF”) and cancelled the RCF. The repayment of the outstanding amount and the cancellation of the RCF will reduce VEON’s interest expenses, in line with our effective cash and balance sheet management practices. Important Notice Elements of this press release contain or may contain “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. About VEON VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. Headquartered in Amsterdam, VEON is listed on Nasdaq and Euronext. For more information visit: https://www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s expectations to enter into negotiations with lenders for a new RCF. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. The Company cautions that its forward-looking statements are based on its current expectations and assumptions, which are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties described in the Company's filings with the SEC, including its most recent annual report on Form 20-F. Contact Information: Hande Asik Group Director of Communication pr@veon.com Faisal Ghori Group Director of Investor Relations ir@veon.com